KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Endeavour Silver Corp.

We consent to the inclusion in this annual report on Form 40-F of our auditors' report dated March 30, 2007, except as to note 15 which is as of April 2, 2007, on the consolidated balance sheets of Endeavour Silver Corp. ("the Company") as at December 31, 2006 and 2005, and the consolidated statements of operations, shareholders' equity and deficit and cash flows for the year ended December 31, 2006, the ten month period ended December 31, 2005 and the year ended February 28, 2005 which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

Chartered Accountants

Vancouver, Canada
April 10, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.